June 17, 2025

Michael R. Katz
Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

        Re: Voya Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 8-K filed May 6, 2025
            File No. 001-35897
Dear Michael R. Katz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
1. Business, Basis of Presentation and Significant Accounting Policies Investments, page 105

1. We note your disclosure that investment gains and losses on sales of securities are
       generally determined on a first-in-first-out (   FIFO   ) basis. Please
tell us why you use
       the first-in-first-out basis to determine the cost basis of securities sold as compared to the specific identification method. Tell us the nature of your investments that results in first-in-first-out being appropriate.
 June 17, 2025
Page 2

4. Insurance Subsidiaries
Principal Insurance Subsidiaries Statutory Equity and Income, page 168

2. For each material entity, please provide us with, and revise future filings to disclose, the amount of statutory capital and surplus necessary to satisfy regulatory
       requirements if significant in relation to the entity   s statutory
capital and surplus.
       Refer to ASC 944-505-50-1 for guidance.
Form 8-K filed May 6, 2025
Exhibit 99.1
Reconciliation of Net Income (Loss) to Adjusted Operating Earnings and Earnings Per Share
(Diluted), page 3

3. Please tell us how you considered whether the adjustment for alternative investment income and prepayment fees above (below) long-term expectations net of variable compensation, as shown throughout Exhibits 99.1 and 99.2, substitutes an individually tailored recognition and measurement method for those of GAAP, which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please
       refer to Question 100.04 of the Division of Corporation Finance   s
Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
       Alternatively, please remove this adjustment from future filings.
Exhibit 99.2
Consolidated Adjusted Operating Earnings Before Income Taxes, page 7

4. Please provide us with, and revise future filings to include, a reconciliation of adjusted operating benefits and expenses to the most directly comparable U.S. GAAP measure, which appears to be benefits and expenses as presented in the consolidated statement of operations on page 6. In your response and revised disclosures, explain what the adjustments represent, the underlying reason for the adjustments, and why you consider the resulting measure (i.e., adjusted operating benefits and expenses) to be useful in understanding your overall results of operations. Further, please revise future filings to label adjusted operating benefits and expenses as a non-GAAP measure or explain to us why this is not necessary.
Investment Management and Consolidated Reconciliation of Net Revenues, page 41

5. Please tell us, and revise future filings to disclose, what the adjustment for interest credited and other benefits to contract owners/policyholders represents, the underlying reason for the adjustment, and to explain in more detail why you consider the resulting measure (i.e., Net Revenue) to be useful in understanding your overall results of operations.
 June 17, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance